1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sohee Yun

Associate

215.963.5538

February 5, 2008

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	Response letter to comments on SEI Institutional Managed Trust’s Post-Effective Amendment

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Managed Trust (the “Trust”) Post-Effective Amendment Nos. 63 and 65 filed under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, for purposes of: (i) modifying the name and investment strategy of an existing series of the Trust, the Small/Mid Cap Equity Fund, which had not commenced operations at the time of modification; (ii) adding new disclosures relating to the performance information of certain funds; and (iii) reflecting changes in investment income distribution.  Both the comments and responses are based on the Prospectuses and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on November 30, 2007.

PROSPECTUSES:

1.	Comment: If dividend expenses from short sales are excluded from voluntary fee waivers, please state in a footnote to the expense tables.

Response: Dividend expenses from short sales are excluded from the voluntary fee waivers. Such disclosure is already included in the footnotes to the expense tables for the Large Cap Diversified Alpha Fund and the Small/Mid Cap Diversified Alpha Fund. With respect to other Funds that may engage in short sales, such disclosure is not included in the footnotes because those Funds did not engage in short sales in the most recent fiscal year. The footnotes list fees that were excluded from the voluntary fee waivers for a Fund’s total actual annual fund operating expenses for the most recent fiscal year. Because those Funds did not incur any short sales expenses in the most recent fiscal year, the voluntary fee waivers did not exclude such expenses. If the Funds engage in short sales, we will reflect that the dividend expenses from short sales are excluded from the voluntary fee waivers.

2.	Comment: Please state the benchmark of the Large Cap Diversified Alpha Fund in the “Investment Strategy” section.

Response: We have complied with this request.

3.	Comment: Please state whether having two different benchmarks creates too broad a market capitalization range with respect to the Small Cap Value Fund.

Response: The Adviser does not consider that having two different benchmarks creates too broad a market capitalization range with respect to the Small Cap Value Fund.

4.

Comment: Please state in the Prospectuses to what extent the Enhanced Income Fund engages in currency transactions for hedging and for speculative purposes if the Fund engages significantly in currency transactions.

Response: The Adviser has represented that the Fund currently does not engage significantly in currency transactions. Therefore, we have not specified how much of the Fund’s assets will be invested in currency transactions.

5.	Comment: Please state the fee structure for Class A, Class I, Class Y and Class E Shares of the Trust in the Prospectuses.

Response: We have complied with this request.

In the Class A Shares Prospectus, we have stated the following: For Class A Shares, shareholder servicing fees, as a percentage of average daily net assets, may be up to 0.25%.

In the Class Y Shares Prospectus, we have stated the following: For Class Y Shares, shareholder servicing fees, as a percentage of average daily net assets, may be up to 0.15%.

In the Class I Shares Prospectus, we have stated the following: For Class I Shares, shareholder servicing fees and administrative fees, as a percentage of average daily net assets, may each be up to 0.25%.

In the Class E Shares Prospectus, we have stated the following: Class E Shares are not subject to any shareholder servicing fee or administrative fee.

6.	Comment: Please state the types of securities that the Sub-Advisers may buy and sell for speculative purposes with respect to the Small/Mid Cap Diversified Alpha Fund.

Response: We have complied with this request. Accordingly, we revised the sentence as follows:

In managing the Fund’s currency exposure for foreign securities, the Sub-Advisers may buy and sell securities such as equity securities, mortgage-backed or other asset-backed securities, government bonds and currencies for speculative purposes.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sohee Yun

Sohee Yun